

Orla Mining Reports Fourth Quarter 2024 Financial Results
Continued Operating Outperformance and Musselwhite Addition Provides Momentum for Catalyst-Rich 2025

Vancouver, BC – March 18, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the fourth quarter and year ended December 31, 2024.

(All amounts expressed in U.S. dollars unless otherwise stated)

Fourth Quarter 2024 Highlights

- Fourth quarter gold production was 26,531 ounces and gold sold was 33,288 ounces. Total annual gold production for 2024 was 136,748 ounces and the Company achieved its improved full-year 2024 production guidance range of 130,000 to 140,000 ounces (pre-released).

- Fourth quarter all-in sustaining cost[1] ("AISC") was $826 per ounce of gold sold, while full year AISC was $805 per ounce of gold sold, at the low end of the improved guidance range of $800 to $900 per ounce of gold sold.

- Net income for the fourth quarter was $26.1 million or $0.08 per share.

- Adjusted earnings[1] for the fourth quarter were $22.0 million or $0.07 per share.

- Fourth quarter operating profit margin[2] of 64%, and net profit margin[3] of 28%.

- Cash flow from operating activities before changes in non-cash working capital during the fourth quarter was $46.0 million.

- Exploration and project expenditure[1] was $12.2 million during the quarter, of which $2.6 million was capitalized and $9.6 million was expensed.

- On November 18, 2024, the Company announced the acquisition of the Musselwhite Mine in Ontario, Canada for $810 million plus $40 million in contingent consideration. The addition of the producing Musselwhite Mine more than doubles Orla's gold production and enhances the Company's North American platform. The acquisition closed on February 28, 2025. Updated guidance inclusive of Musselwhite will be provided in the second quarter of 2025.

- During the quarter, the Company repaid the entirety of the outstanding balance on its revolving credit facility totalling $58.4 million and ended 2024 with a cash balance of $161 million and no debt.

"2024 marked a pivotal year for Orla, with record production from Camino Rojo and the addition of the Musselwhite Mine expanding our footprint into Canada. While detailed guidance will be provided in the second quarter, we expect that adding Musselwhite production will more than double 2024 production. We intend to continue to invest in growth and exploration across the entire portfolio."

- Jason Simpson, President and Chief Executive Officer of Orla

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[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.
[2] Defined as revenue minus cost of sales, divided by revenue.
[3] Defined as net income divided by revenue.



Financial and Operations Update

Table 1: Financial and Operating Highlights		Q4 2024		FY 2024
Operating				
Gold Produced	oz		26,531		136,748
Gold Sold	oz		33,288		138,474
Average Realized Gold Price[1]	$/oz	$	2,669	$	2,390
Cost of Sales – Operating Cost	$m	$	19.9	$	77.1
Cash Cost per Ounce[1]	$/oz	$	550	$	524
All-in Sustaining Cost per Ounce[1]	$/oz	$	826	$	805
Financial				
Revenue	$m	$	92.8	$	343.9
Net Income (Loss)	$m	$	26.1	$	89.0
Adjusted Earnings[1]	$m	$	22.0	$	81.1
Earnings per Share – basic	$/sh	$	0.08	$	0.28
Adjusted Earnings per Share – basic[1]	$/sh	$	0.07	$	0.25
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$	46.0	$	172.8
Free Cash Flow[1]	$m	$	39.4	$	152.7
Financial Position		**Dec 31, 2024**		**Dec 31, 2023**
Cash and Cash Equivalents	$m	$	160.8	$	96.6
Net Cash (Debt)[1]	$m	$	160.8	$	8.3

[1] Non-GAAP measure. Refer to the "*Non-GAAP Measures*" section of this news release.

Fourth Quarter 2024 Financial and Operations Summary

The Camino Rojo Oxide Gold Mine produced 26,531 ounces of gold in the fourth quarter of 2024 at an average ore stacking rate of 18,487 tonnes per day. The average mining rate during the fourth quarter was 50,238 tonnes per day with a strip ratio of 1.54. The higher strip ratio in the quarter is a result of a mine pit redesign to ensure consistent access to ore to maintain balanced production. The average grade of ore stacked during the fourth quarter was 0.94 g/t gold, in-line with plan. Gold sold during the fourth quarter 2024 totaled 33,288 ounces and cash costs and AISC totaled $550 and $826 per ounce of gold sold, respectively. Sustaining capital during the fourth quarter of 2024 totaled $2.4 million.

On November 11, 2024, the Company completed and re-submitted the environmental permit application for the Camino Rojo pit extensions and layback.

Musselwhite Acquisition

On November 18, 2024, Orla announced the acquisition of the Musselwhite Mine from Newmont Corporation for upfront cash consideration of $810 million and gold-linked contingent consideration of $40 million. The transaction closed on February 28, 2025.



This acquisition builds on Orla's established track record of development and operating success and is aligned with the Company's strategy for growth and value creation, as exemplified by an over 500% share return in the Company's less than 10-year history. The addition of Musselwhite transforms Orla into a multi-asset intermediate producer with production expected to more than double, based on the 2024 technical report[4].

The transaction was structured to take advantage of Orla's strong balance sheet and financial flexibility and avoids any upfront equity dilution. The $810 million in upfront consideration has been funded through a $250 million credit facility, a $360 million gold pre-payment facility, and $200 million in senior unsecured convertible notes. Refer to the Company's news release from March 3, 2025 for specific details on each facility.

Musselwhite is a producing, underground gold mine located on the shore of Opapimiskan Lake in Northwestern Ontario. It has been in operation for over 25 years, having produced close to 6 million ounces of gold to date, with a long history of resource growth and conversion.

Based only on the Musselwhite Technical Report, Musselwhite has a mine life until 2030 with average annual gold production of 202 koz at $1,269/oz AISC. Significant opportunities exist to optimize the operation and extend mine life through known extensions of the ore body.

Exploration Update

In the fourth quarter, exploration focused on drilling activities at Camino Rojo in Mexico and the South Carlin Complex (including the South Railroad Project) in Nevada. For 2024, a total of 61,384 metres were drilled, with 42,375 metres in Mexico and 19,009 metres in Nevada.

In 2025, the Company plans to invest $30 million in exploration across Mexico and Nevada. Orla intends to begin aggressively exploring at Musselwhite and 2025 guidance will be provided in the second quarter.

Camino Rojo, Mexico:

In Mexico during the fourth quarter, the Company completed the drill campaign at Camino Rojo extension, now referred to as "Zone 22". The first year of drilling in Zone 22 successfully defined mineralization up to 0.9 kilometres from the current resource boundary, with the system remaining open down plunge and at depth. The upper portion of Zone 22 is expected to form an initial inferred resource, which will be integrated into the underground resources of the Camino sulphide deposit planned for the second quarter 2025.

South Carlin Complex, Nevada:

In Nevada, 2024 marked another successful year of exploration at the South Carlin Complex, with significant drill results at multiple targets over the entire 30-kilometre property strike length. Highlights include the intersections of high-grade oxide mineralization outside the projected open-pit limits at Dark Star and Pinion, indicating potential for extensions and resource growth.

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[4] Per the Company's technical report for the Musselwhite Mine entitled "*Technical Report – Musselwhite Mine Project, Ontario, Canada*" with an effective date of November 18, 2024 (the "Musselwhite Technical Report").



In the South Area of the property, extended by the acquisition of Contact Gold's Pony Creek property in early 2024, drilling focused on gold-bearing structural trends identified by geochemical anomalies, resulting in shallow oxide mineralization at multiple targets. This drilling, along with a notable intersection within the Bowl deposit, strengthens confidence in the potential for additional oxide resource definition.

Musselwhite, Ontario:

The 2025 exploration plan at Musselwhite has been defined, with ongoing drilling to focus on underground exploration to expand resources and reserves. The Company plans to reactivate an aggressive surface exploration program beginning in the second quarter, including deep drilling on the down-plunge extension of the mine trend to expand resources and to support technical studies for potential future production increases. Exploration plans also include testing near-mine targets in the second half of 2025.

South Railroad Project Update

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) in accordance with the National Environmental Policy Act (NEPA) for permitting. The Environmental Impact Statement (EIS) contractor is finalizing the Supplemental Environmental Reports (SERs) required by the BLM prior to issuing the Notice of Intent (NOI).

The NOI is expected to be published in the first half of 2025, with the Company targeting a Record of Decision (final permitting decision) by mid-2026. Following this approval, construction on the South Railroad Project would commence, with first gold production anticipated in 2027.

The Engineering, Procurement, and Construction Management (EPCM) contract has been awarded to M3 Engineering & Technology Corp. Basic engineering has commenced and will proceed throughout 2025 and 2026 to support the start of construction following the Record of Decision. Long-lead equipment will be identified, with purchase orders potentially beginning in 2025.

2025 Guidance Summary (Preliminary)

The Company's preliminary 2025 guidance is set forth below. This preliminary guidance does not reflect the benefits of the Company's acquisition of the Musselwhite Mine from Newmont Corporation, which closed on February 28, 2025. Updated 2025 guidance, including the Musselwhite Mine and corporate G&A will be provided during the second quarter.

Gold Production – Camino Rojo	oz	110,000 – 120,000
Total Cash Cost[1] (net of by-product) – Camino Rojo	**$/oz sold**	**$625 – $725**
AISC[1,2] – Camino Rojo	**$/oz sold**	**$875 – $975**
Capital Expenditures[2]	**$m**	**$27.0**
Sustaining capital expenditures – Camino Rojo	$m	$10.0
Non-sustaining – capitalized exploration – Camino Rojo	$m	$7.0
Non-sustaining – capital projects – South Carlin Complex	$m	$10.0
Exploration and Project Development Expenses	**$m**	**$36.0**
Regional exploration – Camino Rojo	$m	$9.0
Regional and near-mine exploration – South Carlin Complex	$m	$15.0
Project development – South Carlin Complex	$m	$12.0

1. Cash cost and AISC are non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 19.0 and CAD/USD of 1.35. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$21/oz on AISC.

Financial Statements

Orla's audited financial statements and management's discussion and analysis for the year ended December 31, 2024, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

Fourth Quarter 2024 Conference Call

Orla will host a conference call on Wednesday March 19, 2025, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the fourth quarter 2024:

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (888) 672-2415
USA / International Toll:	+1 (646) 307-1952
Canada – Toronto:	+1 (647) 360-0172
Canada - Toll-Free:	+1 (888) 672-2415
Conference ID:	6451818
Webcast:	https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com



NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP"). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE
Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Revenue	$ 92,763	$ 62,946	$ 343,918	$ 233,643
Silver sales	(3,907)	(1,166)	(12,989)	(2,688)
Gold sales	88,856	61,780	330,929	230,955
Ounces of gold sold	33,288	31,300	138,474	118,993
AVERAGE REALIZED GOLD PRICE	**$ 2,669**	**$ 1,974**	**$ 2,390**	**$ 1,941**

NET CASH
Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 160,849	$ 96,632
Less: Long term debt	—	(88,350)
NET CASH	**$ 160,849**	**$ 8,282**



ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Net income (loss) for the period	$ 26,087	$ (58,442)	$ 88,981	$ (27,010)
Impairment and derecognition of exploration properties	—	72,743	—	72,743
Unrealized foreign exchange	(2,196)	1,300	(6,701)	(843)
Change in fair values of financial instruments	(3,138)	—	(3,138)	—
Loss on extinguishment of credit facility	—	—	—	1,547
Share based compensation related to PSUs	1,106	(22)	1,439	121
Accretion of deferred revenue	123	123	489	676
Related to the previous year	—	—	—	517
ADJUSTED EARNINGS	**$ 21,982**	**$ 15,702**	**$ 81,070**	**$ 47,751**
Millions of shares outstanding – basic	321.4	314.5	318.7	311.5
Adjusted earnings per share – basic	$ 0.07	$ 0.05	$ 0.25	$ 0.15

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income for each period are exploration costs which were expensed, as follows:

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Exploration & evaluation expense	**$ 9,549**	**$ 9,316**	**$ 34,595**	**$ 34,616**

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Cash flow from operating activities	$ 44,801	$ 21,903	$ 174,619	$ 65,296
Cash flow from investing activities	(5,421)	(30,062)	(21,938)	(41,728)
FREE CASH FLOW	**$ 39,380**	**$ (8,159)**	**$ 152,681**	**$ 23,568**
Millions of shares outstanding – basic	321.4	314.5	318.7	311.5
Free cash flow per share – basic	$ 0.12	$ (0.03)	$ 0.48	$ 0.08



CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. **All-in Sustaining Cost** is intended to reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Cost of sales – operating costs	$ 19,917	$ 16,383	$ 77,059	$ 57,672
Royalties	2,304	1,562	8,536	5,795
Silver sales	(3,907)	(1,166)	(12,989)	(2,688)
Related to the previous year	—	—	—	(517)
CASH COST	**$ 18,314**	**$ 16,779**	**$ 72,606**	**$ 60,262**
Ounces of gold sold	33,288	31,300	138,474	118,993
Cash cost per ounce sold	$ 550	$ 536	$ 524	$ 506

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Cash cost, as above	$ 18,314	$ 16,779	$ 72,606	$ 60,262
General and administrative expenses	4,192	3,913	15,957	13,408
Share based payments	1,734	558	4,371	2,818
Accretion of site closure provisions	118	127	482	521
Amortization of site closure provisions	87	(64)	479	324
Sustaining capital	2,431	3,590	15,859	7,935
Sustaining capitalized exploration expenses	—	—	542	1,476
Lease payments	626	214	1,164	820
ALL-IN SUSTAINING COST	**$ 27,502**	**$ 25,117**	**$ 111,460**	**$ 87,564**
Ounces of gold sold	33,288	31,300	138,474	118,993
All-in sustaining cost per ounce sold	$ 826	$ 802	$ 805	$ 736

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Exploration and evaluation expense	$ 9,549	$ 9,316	$ 34,595	$ 34,616
Expenditures on mineral properties capitalized	2,629	3,272	13,318	12,705
EXPLORATION AND PROJECT DEVELOPMENT	**$ 12,178**	**$ 12,588**	**$ 47,913**	**$ 47,321**



News Release

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, and general corporate and administrative expenses; the Company's exploration program, including timing, expenditures, and the goals and results thereof; the timing of permitting, construction, and production at South Railroad; and mineral resource estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Past results are not indicative of future performance.